NEVSUN RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER FISCAL 2003

Note:  All dollar amounts referred to in this report are quoted in US dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Nevsun Resources Ltd. (the “Company”) for the period ended June 30, 2003 should be read in conjunction with the interim consolidated financial statements of the Company.  The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

Description of Business

The Company is primarily engaged in the exploration and development of mineral properties in Africa.  The Tabakoto mine project in southwestern Mali has been the focus of attention in planning for mine development as well as an aggressive exploration program outside of the proven deposits on the Tabakoto/Segala mining licensed areas in West Africa. In addition the Company has successfully identified what is expected to be a substantial resource through its exploration program on the Bisha property in Eritrea, located on the Horn of Africa.

Analysis of Financial Condition

During the first quarter the Company completed a private placement of 5,500,000 common shares at Cdn$3.10 for gross proceeds of CDN$17,050,000. This amount together with funds received through the exercise of warrants and options in the first and second quarters has resulted in net working capital as at June 30, 2003 of approximately US$12,400,000. Current working capital is sufficient to meet the Company’s immediate needs. Additional capital is expected to come from both the exercise of existing warrants and options as well as a debt financing that was announced in July. The debt arrangement has been negotiated in principal and is currently in the process of satisfying due diligence and normal conditions precedent. At June 30th there were in-the-money warrants and options outstanding, which if exercised would provide additional equity capital of approximately US$11.3 million.

Results of Operations

Expenditures on resource properties for the quarter amounted to $3,021,941 (2002-$908,746), year to date $4,526,920 (2002 - $1,175,922).  Administrative expenses and overhead total $305,724 for the quarter, an increase over 2002 ($199,676) as a result of higher corporate activity and the Company’s commitment to advance its projects. The expenses were largely offset by a foreign currency gain of $82,873, resulting in a loss for the period of $154,405 (2002 – earnings of $136,276), year to date loss of 80,327 (2002 – earnings of $74,078).

Mali

During the first two quarters of 2003 the Company has advanced its Tabakoto mine project to the detailed design of plant and processing with a view to letting contracts for construction during the third and fourth quarters, in conjunction with anticipated completion of debt financing. The Company has also reviewed the development of the larger expanded version of a combined Tabakoto and Segala mine project. In that regard the Company has received from Snowden Mining Industry Consultants of Australia a reserve calculation on the Segala deposit in excess of 380,000 ounces at US$350/oz, which would be processed through the Tabakoto plant either coincident with or subsequent to processing Tabakoto ore. The additional Segala reserves increases the anticipated mine life to up to 10 years, exclusive of additional life or volume that may be added by additional satellite deposits or the underground potential already identified. During the quarter the Company has proceeded with improving its in-country infrastructure and continues to work with the Government’s support in obtaining all necessary technical and social approvals.

Eritrea

After obtaining very favourable results from drill programs during 2002, the Company carried out an expanded exploration program on its Bisha property in the first half of 2003, including 6,600 metres of diamond drilling. The total program in the first and second quarters also included airborne geophysical survey, EM mag and gravity ground geophysical surveys, trenching and sampling. Results were released in April, June and July. Details of those results may be found in the Company’s news releases, available on the Company web site (www.nevsun.com). The Company is very pleased to have confirmed the existence of a major discovery that warrants substantial additional exploration that is planned to commence later in the third quarter.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

John A. Clarke
President & CEO

August 2003